Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

June 23, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 11, 2013

File No. 001-15803

Dear Mr. Rosenberg:

We are writing on behalf of our client, Avanir Pharmaceuticals, Inc. (“Avanir”), regarding the Staff’s oral comment to the Company’s Annual Report on Form 10-K for fiscal 2013, which comment was given on June 10, 2014. This letter confirms our discussion that Avanir intends to submit a response to the oral comment on or before July 1, 2014.

We appreciate the Staff’s assistance with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.